

August 22, 2012

Via E-mail
The Bank of Nova Scotia
Sean McGuckin
Executive Vice President and Chief Financial Officer
44 King St. West, Scotia Plaza 8th floor
Toronto, Ontario, Canada M5H 1H1

> **Re:** **The Bank of Nova Scotia**
> **Form 40-F for the Fiscal Year Ended October 31, 2011**
> **Filed December 2, 2011**
> **File No. 002-09048**

Dear Mr. McGuckin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief